Exhibit 21.1

Subsidiaries of MCNB Holding Corporation

Name of Subsidiary:	Jurisdiction of Organization:	Ownership Percentage:
Canna Minds, Inc.	Nevada	50.1%
Mind Therapeutics, Inc.	Nevada	50.1%
MCNB USA Corporation	Delaware	100%